Anthony W. Basch 804 / 771-5725 awbasch@kaufcan.com 804 / 771-5700 fax: 804 /771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

April 30, 2008

By EDGAR and U.S. Mail

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Biotechnologies, Inc. Amendment No. 2 to the Registration Statement on Form S-1 File No: 333-148942

Dear Mr. Riedler:

On behalf of Commonwealth Biotechnologies, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated April 29, 2008, we are writing to supply supplemental information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We note your response to Comment 12. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 4l5(a)(4).

•

Please file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(l )(x);

•	Please identify the selling shareholders as underwriters in the registration statement; and
•	Please include the price at which the underwriters will sell the securities.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Mr. Jeffrey P. Riedler

April 29, 2008

Per conversation with the Commission Staff, the Registrant has revised the Registration Statement to reduce the number of Shares being registered. Specifically, the Registration Statement now registers 1,001,208 Shares underlying the Convertible Notes and Class A and Class B Warrants. This lower number has been chosen because it is the minimum number permitted to be registered under Section 11.1(v) of the Subscription Agreement. As discussed with the Commission Staff, as of April 30, 2008, the Registrant has 5,524,362 Shares outstanding, of which 3,067,733 are held by non-affiliates. As a result, the Registrant seeks in this Registration Statement to register less than 33% of the number of outstanding Shares held by non-affiliates. The Registrant intends to register the remaining Shares it is obligated to register when permitted by, and in accordance with, applicable laws and regulations.

Private Placement of Convertible Notes and Warrants. page 28

2.	We note your response to Comment 2 and reissue the comment in part. We note that in the “Expenses of Private Placement Transactions” table on pages 30-31, you have listed “selling stockholders” as a payee to several payments you may need to make in connection with the private placement. Please expand your disclosure to clarify whether by “selling stockholders” you mean that you may need to make the payments to each selling stockholder, or to the selling stockholders in the aggregate.

The Registrant acknowledges the comment and has added language to page 30 to clarify that all such payments to “Selling Stockholders” refer to aggregate payments to the Selling Stockholders as a whole, and that payments are then allocated to individual Selling Stockholders in accordance with their relative Convertible Note holdings from the Private Placement.

3.	We note your response to Comment 2 and reissue the comment in part. We note that in the seventh row in the “Expenses of Private Placement Transactions” table on page 31, you describe a fee for liquidated damages for failure to timely deliver shares upon receipt of notice of conversion of Convertible Notes or exercise of Warrants. Please expand your disclosure to state whether there is a maximum amount of liquidated damages you may pay, and if so, please quantify that maximum amount.

The Registrant has amended the table on page 31 to clarify that the payment described in the seventh row is not limited and is equal to the difference between the applicable conversion or exercise price and the price of the securities on the open market in the event the Selling Stockholder is required to purchase the securities on the open market. If the Registrant fails to deliver Shares as required and the Selling Stockholder purchases the Shares on the market, the Registrant is obligated to put the Selling Stockholder in substantially the same position as the Selling Shareholder would have been in if the Registrant had timely delivered the shares (i.e., with the Shares and at the applicable exercise/conversion price).

Mr. Jeffrey P. Riedler

April 29, 2008

Exhibit Index, page S-2

4.	Please file the legal opinion of Kaufman & Canoles, P.C. with your next amendment.

The Registrant acknowledges the comment and has filed the legal opinion with this Second Amendment to the Registration Statement.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Ms. Rose Zukin

Richard J. Freer, Ph.D.

Bradley A. Haneberg, Esq.

Enclosures:

Three (3) redlined copies of Second Amendment to

Registration Statement on Form S-1